UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of AUGUST 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  August 8, 2007                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

--------------------------------------------------------------------------------
NEWS RELEASE                                                      AUGUST 8, 2007

                 TUMI RESOURCES: COMPANY AND EXPLORATION UPDATE,
                2007 DRILL PROGRAMS PLANNED FOR MEXICO AND SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY).

TO OUR SHAREHOLDERS: Your Company continues an aggressive acquisition and exploration program both in Mexico and Sweden. Your Company has maintained its objective of being a premier silver explorer; Tumi has completed two drill programs and has two more planned for this year.

DAVID HENSTRIDGE: "Please note that I have recently completed a video interview highlighting some of your Company's main projects and outlining the direction the Company is taking over the coming weeks and months. The Video can be viewed at: HTTP://MININGINTERACTIVE.COM/MEDIA/TUMI/70718/"

MEXICO

The Company has the 100% rights to nine properties located in the states of Jalisco and Sonora, covering approximately 114,370 hectares. There are five high priority projects which are the focus of our exploration program this year; the proposed activities are as follows:

LA TRINI: In January 2005, Tumi acquired a 100% interest in the La Trini mineral claim, located within the Hostotipaquillo mining district, Jalisco State, Mexico. Tumi has completed 35 reverse circulation drill holes in two programs which included results of 18.3m averaging 3.1 g/t gold and 150 g/t silver in hole TRRC-6 and 24.4m averaging 6.4 g/t gold and 1,629 g/t silver in TRRC-32. Drilling, coupled with surface and underground sampling programs, has defined a 400m long northerly trending mineralized zone. The zone is 200m wide and remains open down-dip to the north. There appears to be a higher grade corridor along the eastern edge of this zone which includes hole TRRC-32. This corridor will be the focus of a closely spaced drill program scheduled to start as soon as an RC rig is contracted.

PHOENIX: At Phoenix, in Sonora, rock geochemistry along a control grid has defined four distinct anomalous horizons that at least 1.75 km long. The anomalies overlie gold/silver bearing stockwork mineralization. Nineteen widely spaced drill holes have been completed, totaling 1,495m. The best result received in the drill program was 10m averaging 1.2 g/t gold, starting from surface, in hole PHRC-3. The Company is reviewing all data to determine whether the drilling has adequately tested the anomalous zones.

MAZATAN: An old placer gold field occurs just outside of the claim boundary and appears to be draining intensely hematite altered sediments within the claim. These sediments appear to be the source of the gold mineralization; preliminary rock sampling done by the Company supports this model. To explore the potential of the entire licence area, a total of 877, -80 mesh, geochemical samples have been collected and submitted for 30 element ICP analyses.

EL COLORADO: The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine previously operated by the Canadian company Eldorado Gold Corporation. The mine opened in 1994 and produced up to 65,000 ozs of gold per year from an open-pit, heap-leach operation and was closed in 2001. Hematite alteration, strongly visible and associated with the rocks inside the La Colorada mine, continues to the north into the El Colorado claims owned by the Company. A regional stream sediment geochemical survey is underway, and approximately 1,200 samples will be collected and analysed for 30 elements using the ICP method.

Tumi Resources Limited
News Release August 8, 2007
Page 2


BATAMOTE: This property, located in northern Sonora, is underlain by geology that has some similarities to the Phoenix property, and it contains several small artesanal mine workings along highly altered structures, presumably mined for gold and silver. This large concession lies a few km west of the advanced stage El Chanate gold deposit. During May 2007, Tumi farmed out this licence to General Minerals Corporation who has the right to earn a 70% interest by incurring US $5m in expenditure over six years.

SWEDEN

During 2006, Tumi staked numerous silver and base metal projects in the Bergslagen District of Sweden, located immediately to the north-west of Stockholm. Bergslagen District is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver sulphides. It is host to well known historic and current mines: Sala, Falun, Garpenberg and Zinkgruvan. The Company has staked fifteen
(15) properties totaling 15,253 hectares. Two projects, Sala and Tomtebo, are undergoing detailed exploration whilst regional work is continuing on the remainder.

SALA: Tumi has staked the historic Sala mine which contained some of the richest silver ores in the world, and historic records indicate that in excess of 200 million ozs of silver were produced. Exploration over the last year has defined a drill target immediately to the west of the old mine and trending south for about one kilometer northwest-southeast. Approval for drilling has been lodged with the appropriate Swedish authorities as required by the Swedish Mining Law.

TOMTEBO: The historic Tomtebo mine is located 25 km southeast of the city of Falun, Sweden. Earliest records indicate that the Tomtebo mine was first discovered and developed in the mid-17th century, producing ores containing copper, zinc, silver and gold. In 2006, the Company completed an airborne electromagnetic (EM) geophysical survey over the property. An EM conductor was discovered near the old Tomtebo mine, and Tumi intends to undertake a ground induced polarization (IP) survey of this area prior to an initial drill program.

NEWS FLOW: We expect to be able to provide our shareholders with steady news flow during the balance of 2007.

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited all of the Company's projects in Mexico and Sweden and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.